Exhibit 21.1

Subsidiaries of the Registrant

Silver Bull Resources, Inc. (the “Company”) currently conducts its operations through subsidiaries. The names and ownership structure of its subsidiaries as of October 31, 2025 are set forth in the chart below:

Name	Jurisdiction of Incorporation or Organization	Ownership Percentage
Metalline, Inc. (“Metalline”)	Colorado, USA	100% by Silver Bull
Minera Metalin S.A. de C.V. (“Minera Metalin”)	Mexico	99.998% by Silver Bull and 0.002% by Metalline
Minas de Coahuila SBR S.A. de C.V.	Mexico	99.998% by Silver Bull and 0.002% by Metalline
Dome Ventures Corporation (“Dome”)	Delaware, USA	100% by Silver Bull
Dome Asia Inc.	British Virgin Islands	100% by Dome
Dome Minerals Nigeria Limited	Nigeria	99.99% by Dome Asia Inc.
Nomad Minerals Ltd. (“Nomad Minerals”)	Kazakhstan	100% by Silver Bull
Nomad Metals Limited.	Kazakhstan	100% by Nomad Minerals